FORMATION

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

August 14, 2008

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Formation Capital and Idaho Conservation League Reach Agreement on Environmental Enhancement Initiative". It was officially released on August 14, 2008.

Thanks and best regards,

Rick Honsinger
VP Corporate Communications

Formation Capital Corporation
1510 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

8/20

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: formcap.com

Formation Capital and Idaho Conservation League Reach Agreement on Environmental Enhancement Initiative

Vancouver, B.C., August 14, 2008 - Formation Capital Corporation ("Formation", FCO-TSX,) is pleased to announce that its wholly owned subsidiary, Formation Capital Corporation, U.S. (the "Company") and the Idaho Conservation League, have entered into a Memorandum of Understanding which will outline a series of initiatives to enhance the environment in the upper Salmon River watershed. The Company's Idaho Cobalt Project (ICP) is located in the basin. As such, the Idaho Conservation League, Idaho's largest membership private non-profit conservation organization, is not challenging the Forest Service Record of Decision or the Environmental Impact Statement for the ICP. Details of the Memorandum of Understanding will be disseminated in a news release in conjunction with a press conference to be held in Boise, ID, on Monday morning, August 18, 2008.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green, C.E.O.

For further information please contact:
E.R. (Rick) Honsinger, P.Geo., V.P. Corporate Communications
Formation Capital Corporation, 1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Email: inform@formcap.com - Or visit our Web site at: formcap.com

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